Exhibit 99.2

NQ MOBILE INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: NQ)

NOTICE OF THE ANNUAL GENERAL MEETING

to Be Held on January 20, 2016

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (“AGM”) of NQ Mobile Inc. (the “Company”) will be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on January 20, 2016 at 10 a.m. (Hong Kong time), and at any adjourned meeting thereof for the following purpose:

1.	To consider and, if thought fit, pass the following resolution:

“RESOLVED, as a special resolution:

THAT the Company’s Articles of Association be amended by deleting the definition of “Affiliate” in Article 1 and replacing therewith the following new definition:

‘Affiliate – with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with such specified Person, and for individual Persons, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, and any entity controlled by any of the foregoing.’

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his absolute discretion, thinks fit.”

2.	To transact any such other business that may properly come before the meeting.

The board of directors of the Company has fixed the close of business on December 14, 2015 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjourned meeting thereof.

Please refer to the accompanying Form of Proxy, which is made a part of this notice. Holders of record of the Company’s Class A or Class B common shares, par value US$0.0001 per share (the “Common Shares”), at the close of business on the Record Date, are entitled to vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Common Shares must act through Deutsche Bank Trust Company Americas, the depositary bank for the Company’s ADS program.

Holders of record of the Company’s common shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.nq.com, or by contacting NQ Mobile Inc. at investors@nq.com, or by writing to NQ Mobile Inc. at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China, telephone: +86 (10) 6452 2017.

By Order of the Board of Directors,

/s/ Vincent Wenyong Shi
Vincent Wenyong Shi
Chairman of the Board of Directors

Beijing and Dallas, December 23, 2015